UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), has announced the start of enrollment in the world’s largest drug-eluting stent registry. The TAXUS OLYMPIC registry plans to enroll more than 30,000 patients at more than 600 centers in the United States, Europe and other international locations. The registry is designed to collect and analyze “real-world” clinical outcomes data for the TAXUS® Liberté™ paclitaxel-eluting stent system in the treatment of patients with coronary artery disease

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 23, 2005                                       By:/s/

                                                                              Name: David M. Hall

                                                                              Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

February 23, 2005

ANGIOTECH PARTNER ANNOUNCES START OF ENROLLMENT IN WORLD’S LARGEST

DRUG-ELUTING STENT REGISTRY

More than 30,000 patients at more than 600 centers

VANCOUVER, February 23, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), announced today the start of enrollment in the world’s largest drug-eluting stent registry. The TAXUS OLYMPIC registry plans to enroll more than 30,000 patients at more than 600 centers in the United States, Europe and other international locations. The registry is designed to collect and analyze “real-world” clinical outcomes data for the TAXUS® Liberté™ paclitaxel-eluting stent system in the treatment of patients with coronary artery disease. (A registry enlists large numbers of clinicians to document the performance of a specific therapy for a particular disease or condition.)

BSC states that the OLYMPIC registry will enroll patients in five phases, corresponding to the commercial introduction of the TAXUS Liberté system in different regions of the world. The initial, transitional phase is enrolling patients from a limited number of international markets in which Boston Scientific launched the TAXUS Liberté system in January. This phase will be followed by enrollment of patients from a broader number of international markets, then from European markets and finally from a two-phase U.S. enrollment.

Waqar H. Ahmed, M.D., M.S., FACC, at King Fahed Armed Forces Hospital in Jeddah, Saudi Arabia enrolled the first patient in the OLYMPIC registry last week. Other physicians are scheduled to begin enrolling patients immediately. The first phase of the OLYMPIC registry will enroll 500 patients, as stated by BSC.

“We are excited to have the TAXUS Liberté stent system available to treat our patients,” said Dr. Ahmed.  “It is a significant advance in stent design and deliverability, and it will add important data to the growing catalog of clinical information on drug-eluting stents.”

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12